# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Riviera Bancorp, CIK 0001916425
CUSIP: 02933K103
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 1033 Anacapa Street, Santa Barbara, California (CA), 93101
Date of event which requires filing of this statement: 02/19/2026
Filed by CIK 0001569147
Persons authorized to receive notices and communications: Mr. John W. Palmer, 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102, (239) 777-0187

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 569,500; sole dispositive power 0; shared dispositive power 569,500; aggregate amount beneficially owned 569,500 (9.97% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 569,500; sole dispositive power 0; shared dispositive power 569,500; aggregate amount beneficially owned 569,500 (9.97% of the class)
- LASHLEY RICHARD J (CIK 0001204241): citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 569,500; sole dispositive power 0; shared dispositive power 569,500; aggregate amount beneficially owned 569,500 (9.97% of the class)
- Alwin Martin P (CIK 0001932830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0.1% of the class)
- Black Maple Capital Management LP (CIK 0001588959): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 41,500; sole dispositive power 0; shared dispositive power 41,500; aggregate amount beneficially owned 41,500 (0.7% of the class)
- Black Maple Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 41,500; sole dispositive power 0; shared dispositive power 41,500; aggregate amount beneficially owned 41,500 (0.7% of the class)
- Barnard Robert James (CIK 0001979656): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 41,500; sole dispositive power 0; shared dispositive power 41,500; aggregate amount beneficially owned 41,500 (0.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: American Riviera Bancorp
Address of issuer's principal executive offices: 1033 Anacapa Street, Santa Barbara, California (CA), 93101

## Item 2. Identity and Background
Name of person filing:
This amended Schedule 13D is being filed by:

PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); Richard J. Lashley, a managing member of PL Capital Advisors; and John W. Palmer, a managing member of PL Capital Advisors (collectively, the "PL Capital Reporting Persons");

Martin Alwin, a Senior Analyst at PL Capital Advisors; and

Black Maple Capital Management, LP, a Delaware limited partnership and SEC registered investment adviser under the Investment Advisers Act of 1940 ("Black Maple Capital"); Black Maple Capital Holdings LLC, a Delaware limited partnership and the General Partner of Black Maple Capital ("Black Maple Holdings"); and Robert Barnard, as the control person of Black Maple Holdings (collectively, the "Black Maple Reporting Persons").

Collectively, the PL Capital Reporting Persons and the Black Maple Reporting Persons are referred to as the Reporting Persons. The Reporting Persons and Mr. Alwin may be deemed to be members of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons and Mr. Alwin declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company; or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

The joint filing agreement of the PL Capital Reporting Persons, Mr. Alwin and the Black Maple Reporting Persons is attached as Exhibit 99.1 to this amended Schedule 13D.
Residence or business address:
The principal business address of the PL Capital Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.

The principal business address of the Black Maple Reporting Persons is 200 E. Wisconsin Avenue, Suite 860, Milwaukee, WI 53202.

The principal business address of Mr. Alwin is PL Capital Advisors, 750 Eleventh Street South, Suite 202, Naples, FL 34102.
Present principal occupation or employment:
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "PL Capital Advisors Client" and, collectively, the "PL Capital Advisors Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the PL Capital Advisors Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The PL Capital Advisors Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

The principal business of Black Maple Capital is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "Black Maple Capital Client" and, collectively, the "Black Maple Capital Clients"). Black Maple Holdings is the General Partner of Black Maple Capital. The principal occupation of Mr. Barnard is investment management through his ownership and control over the affairs of Black Maple Capital.

The principal business of Mr. Alwin is to serve as a Senior Analyst at PL Capital Advisors.

The PL Capital Reporting Persons and the Black Maple Reporting Persons share voting and dispositive power over the Common Stock held by PL Capital / Black Maple Financial Fund, LP, which is a joint PL Capital Advisors Client and Black Maple Capital Client. The PL Capital / Black Maple Financial Fund, LP does not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and is therefore not deemed to beneficially own the shares of Common Stock pursuant to Rule 13d-3 under the Exchange Act.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Mr. Alwin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Mr. Alwin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Richard Lashley, John Palmer, Martin Alwin and Robert Barnard are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons and Mr. Alwin have voting and dispositive power over 570,000 shares of Common Stock of the Company acquired at an aggregate cost of $11,021,649.

PL Capital Advisors holds sole voting and dispositive power over 528,000 shares of Common Stock acquired at a cost of $10,209,179 on behalf of the PL Capital Advisors Clients.

PL Capital Advisors and Black Maple Capital share voting and dispositive power over 41,500 shares of Common Stock acquired on behalf of the PL Capital / Black Maple Financial Fund, LP at a cost of $802,805.

Mr. Alwin holds sole voting and dispositive power over 500 shares of Common Stock acquired at a cost of $9,665 in an Individual Retirement Account ("IRA").

Mr. Lashley, Mr. Palmer and PL Capital Advisors are deemed to beneficially own Common Stock held on behalf of the PL Capital Advisors Clients under Rule 13d-3 of the Exchange Act. Mr. Lashley and Mr. Palmer do not directly own any Common Stock.

Mr. Barnard, Black Maple Holdings and Black Maple Capital are deemed to beneficially own Common Stock held on behalf of the Black Maple Capital Clients under Rule 13d-3 of the Exchange Act. Other than the PL Capital / Black Maple Financial Fund, LP, currently no other shares of Common Stock are held on behalf of Black Maple Capital Clients. Mr. Barnard does not directly own any Common Stock.

From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. ("Goldman Sachs") on such firm's usual terms and conditions. All or part of the shares of Common Stock owned on behalf of the PL Capital Advisors Clients and the Black Maple Capital Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, there are no margin or other loans outstanding secured by Common Stock held by the Reporting Persons.

As of the date of this filing, there are no margin or other loans outstanding secured by Common Stock held by Mr. Alwin in his IRA.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the Reporting Persons' first amendment to their originally filed Schedule 13D. The Reporting Persons and Mr. Alwin beneficially own 9.98% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of December 31, 2025. The Reporting Persons and Mr. Alwin acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

Effective February 19, 2026 the Company appointed Mr. Alwin to the board of the Company and American Riveria Bank, the wholly owned subsidiary of the Company.

The Reporting Persons and Mr. Alwin intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and board. As they deem necessary, the Reporting Persons and Mr. Alwin will assert their stockholder rights.

The Reporting Persons and Mr. Alwin may make purchases of shares of Common Stock in the future, although they do not have any current intention to increase their aggregate ownership over 9.99%, and may also dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Exchange Act and the regulations thereunder, the Reporting Persons and Mr. Alwin have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons and Mr. Alwin do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons and Mr. Alwin may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The Reporting Persons and Mr. Alwin may make further purchases of shares of Common Stock, and the Reporting Persons and Mr. Alwin may dispose of any or all the shares of Common Stock which they hold.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 5,713,022, reported as the number of outstanding shares as of December 31, 2025, in the Company's Earning Release issued on January 28, 2026.

PL Capital Advisors, LLC - 9.97%

John W. Palmer - 9.97%

Richard J. Lashley - 9.97%

Martin Alwin - <0.1%

Black Maple Capital Management, LP - 0.7%

Black Maple Capital Holdings LLC - 0.7%

Robert Barnard - 0.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
PL Capital Advisors, LLC - 569,500

John W. Palmer - 569,500

Richard J. Lashley - 569,500

Martin Alwin - 500

Black Maple Capital Management, LP - 41,500

Black Maple Capital Holdings LLC - 41,500

Robert Barnard - 41,500
Transactions in the class effected during the past sixty days: During the past 60 days, Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the PL Capital Advisors Clients.
Other persons with the right to receive dividends or sale proceeds:
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the PL Capital Advisors Clients, they are deemed to share the voting and dispositive power over the shares of Common Stock managed by PL Capital Advisors on behalf of the PL Capital Advisors Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, LP).

Because Black Maple Holdings is the General Partner of Black Maple Capital, the investment manager or adviser to the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, LP), it is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients. Because Mr. Barnard is the control person of Black Maple Holdings, the General Partner of Black Maple Capital, he is deemed to share voting power and dispositive power over the shares of Common Stock managed by Black Maple Capital on behalf of the Black Maple Capital Clients (including, without limitation, the PL Capital / Black Maple Financial Fund, LP).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
PL Capital Advisors is the investment manager on behalf of the PL Capital Advisors Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, except as provided below. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P., and PL Capital Plus Fund, LP, each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Black Maple Capital is the investment manager on behalf of the Black Maple Capital Clients. Each of the Clients has granted to Black Maple Capital the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, except as provided below. Black Maple Capital is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital.

PL Capital Advisors and Black Maple Capital are co-investment managers on behalf of the PL Capital / Black Maple Financial Fund, LP. The PL Capital / Black Maple Financial Fund, LP has granted to each of PL Capital Advisors and Black Maple Capital shared authority to vote and dispose of the shares of Common Stock held on its behalf pursuant to an investment management agreement. PL Capital Advisors and Black Maple Capital are entitled to a fee for managing and advising the PL Capital / Black Maple Financial Fund, LP, generally based upon a percentage of capital. PL / Black Maple GP, LLC serves as the General Partner of PL Capital / Black Maple Financial Fund, LP. PL / Black Maple GP, LLC is co-owned and co-managed by PL Capital, LLC and Black Maple BF GP LLC. For serving as the general partner of these partnerships, affiliates of PL Capital Advisors and Black Maple Capital are entitled to an allocation of a portion of net profits, if any, generated by the PL Capital / Black Maple Financial Fund, LP. None of these affiliates have any authority to vote or dispose of the shares of Common Stock held on behalf of PL Capital / Black Maple Financial Fund, LP.

With regard to Mr. Alwin's service as a member of the Board of Directors of the Company and American Riviera Bank, Mr. Alwin will at all times exercise his fiduciary duties as a director under applicable law and in accordance with the Company's and the Bank's governing documents. Mr. Alwin has no agreement, arrangement, or understanding with, nor has he given any commitment or assurance to, any person or entity as to how he will act or vote on any issue or question that may come before the Board.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement

## Signatures
- PL Capital Advisors, LLC: /s/ John W. Palmer, PL Capital Advisors, LLC (02/23/2026)
- PL Capital Advisors, LLC: /s/ Richard J. Lashley, PL Capital Advisors, LLC (02/23/2026)
- PALMER JOHN W: /s/ John W. Palmer, PALMER JOHN W (02/23/2026)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, LASHLEY RICHARD J (02/23/2026)
- Alwin Martin P: /s/ Martin P. Alwin, Alwin Martin P (02/23/2026)
- Black Maple Capital Management LP: /s/ Robert Barnard, Black Maple Capital Management LP (02/23/2026)
- Black Maple Capital Holdings LLC: /s/ Robert Barnard, Black Maple Capital Holdings LLC (02/23/2026)
- Barnard Robert James: /s/ Robert Barnard, Barnard Robert James (02/23/2026)